[Wachtell, Lipton, Rosen & Katz Letterhead]
April 6, 2010
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	David L. Orlic, Esq. Attorney-Advisor

Michael F. Johnson, Esq. Staff Attorney

Re:	BPW Acquisition Corp. Preliminary Revised Proxy Statement on Schedule 14A Filed April 1, 2010 File No. 001-33979
Dear Mr. Orlic:
          On behalf of our client, BPW Acquisition Corp. (“BPW” ), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 5, 2010, with respect to the preliminary revised proxy statement on Schedule 14A filed with the Commission on April 1, 2010 (SEC File No. 001-33979) (the “Proxy Statement”), and our letter, dated April 1, 2010 (the “April 1 Response”), in response to the comments of the Staff, dated March 31, 2010. We would appreciate the opportunity to discuss our responses contained herein with the Staff as soon as possible and would anticipate filing after such discussion, subject to the Staff’s satisfaction with such responses, a definitive proxy statement on Schedule 14A.
          In this letter, each of the Staff’s comments is indicated in italics, followed by BPW’s responses thereto.
1.	You have revised your preliminary proxy statement mainly to note that the consent solicitation is now no longer contingent upon the merger or the registered exchange offer. However, the document still appears mainly to serve as a disclosure document with respect to the consequences of retaining the BPW warrants in the event that the merger is consummated. Please expand to more fully discuss the possibility that the consent solicitation will be successful, but the registered exchange offer and/or the merger will not.
          In response to the Staff’s comment, we will revise the disclosure throughout the Proxy Statement to more fully discuss the possibility that the consent solicitation will be successful, but the registered exchange offer and/or the merger will not. Specifically, the paragraph describing the effect of the Warrant Amendment currently beginning on page 1 of the Proxy Statement will be restated as follows (and conforming changes will be made throughout the document):
If the Warrant Amendment becomes effective, holders of BPW Warrants will not be able to exercise their BPW Warrants for up to one year from the date of the completion of BPW’s initial business combination, whether such initial business combination is the Merger or a different qualifying transaction (unless, in the case of BPW Warrants other than BPW Warrants issued to BPW’s sponsors prior to BPW’s initial public offering, the board of directors of BPW (or the board of directors of Talbots if the Merger has been completed) at such time determines, in its sole discretion, to accelerate the exercisability of such BPW Warrants). In addition, the Warrant Amendment will provide that the BPW Warrants will no longer be entitled to the benefit of anti-dilution protections and other provisions in the Existing Warrant Agreement that will be removed or modified. For example, the Warrant Amendment will provide that in the event of a stock split with respect to BPW common stock (or the Talbots common stock if the Merger has been completed), the terms of the BPW Warrants will provide for no corresponding increase to the number of shares of BPW common stock or Talbots common stock, as applicable, issuable on exercise of BPW Warrants and corresponding decrease of the exercise price. In addition, if the Warrant Amendment is approved, upon the occurrence of certain future events (other than BPW’s initial business combination), including without limitation certain reclassifications, reorganizations, mergers or consolidations involving BPW (or Talbots if the Merger has been completed), or upon a dissolution of BPW (or Talbots if the Merger has been completed), following certain asset sales or transfers involving BPW (or Talbots if the Merger has been completed), the board of directors of BPW (or the board of directors of Talbots if the Merger has been completed) at such time will have the option to cancel each BPW Warrant in exchange for the right to receive a cash payment equal to the excess, if any, of the fair market value (as determined by the board of directors of BPW or Talbots, as applicable, at such time, acting in good faith and its sole discretion) of the consideration that the holder of such BPW Warrant would have received if such holder had exercised such BPW Warrant immediately prior to such event, over the exercise price then applicable to such BPW Warrant.
In addition, the disclosure in the Proxy Statement will be revised to include on page 1 (and in other appropriate sections of the document) the following statement:
As described above, the Warrant Amendment is not conditioned on the completion of the Merger or the Offer, and, if the Required Consent is obtained, BPW intends to promptly execute the Warrant Amendment, and the Warrant Amendment will then become effective, regardless of whether the Merger and/or the Offer have not been, or will not be, completed. If the Merger and the Offer are not completed, or, if such transactions are completed, then until the time of such completion, BPW intends to maintain the listing of the BPW Warrants on the NYSE Amex regardless of whether the Warrant Amendment becomes effective. BPW will determine whether or not to maintain such listing in the event of an initial business combination other than the Merger based on the facts and circumstances at such time. If BPW does not complete the Merger or another initial business combination by April 26, 2010 (unless extended by stockholder vote), BPW will be required to commence proceedings to dissolve and liquidate. In the event of BPW’s liquidation, all BPW Warrants will expire worthless, regardless of whether or not the Warrant Amendment becomes effective.

2.	We note that the merger is conditioned upon the participation of 90% of the BPW warrants in the registered exchange offer. Therefore, the BPW warrant holders appear to have a right of consent with respect to the merger. Rule 145(a)(2) under the Securities Act of 1933 provides that a sale of securities is deemed to be involved, within the meaning of Section 2(3) of the Securities Act, whenever a merger is submitted for the consent of security holders. Given that a no-sale theory would therefore appear not to be available with respect to the offer and sale of the merger consideration to the BPW warrant holders, please tell us what exemption from the registration requirements of the Securities Act you are relying on with respect thereto.
          In response to the Staff’s comment, in the case of BPW warrants that are not exchanged in the registered exchange offer (the “unexchanged BPW Warrants”) and therefore would remain outstanding in accordance with their terms following the Talbots merger and become exercisable for shares of Talbots common stock, we respectfully submit that no sale of such securities is involved for purposes of Rule 145 under the Securities Act of 1933, as amended (“Securities Act”), including paragraph (a)(2) thereof.
          Rule 145(a)(2) provides in pertinent part that a “...sale shall be deemed to be involved... so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for...” a merger, such as the Talbots merger. None of Delaware General Corporation Law (the “DGCL”), the certificate of incorporation or bylaws of BPW, or the Warrant Agreement or any other “similar controlling instrument” relating to BPW or the BPW warrants requires, or provides the BPW warrantholders with, any direct or indirect right or privilege with respect to, a right of consent over the Talbots merger. Rather, and when considering the “or otherwise” clause of Rule 145, we respectfully advise the Staff that the 90% participation condition referred to above is merely a contractual right of Talbots in the merger agreement between BPW and Talbots (the “Merger Agreement”), negotiated in its favor and for its sole benefit, and exercisable or waivable by Talbots in its sole discretion. To date, Talbots has determined to maintain this participation condition in the registered exchange offer, however, as stated in the Registration Statement on Form S-4 (Registration no. 333-165111) filed by Talbots with respect to the registered exchange offer “[s]ubject to the provisions of the merger agreement, the conditions to the Offer are for the sole benefit of Talbots and may be asserted by Talbots regardless of the circumstances or may be waived by Talbots, by express and specific action to that effect, in whole or in part at any time and from time to time on or prior to the [e]xpiration [d]ate.” Neither the intent nor the effect of this contractual condition in favor of Talbots is to provide the BPW warrantholders with any right, whether in law or in any agreement governing their rights as holders of BPW warrants, to consent to the Talbots merger or the Merger Agreement. BPW believes that Talbots may at any time and in its discretion determine to waive of modify this minimum participation condition, without the consent of BPW or any BPW security holder.
          In furtherance of the foregoing, we respectfully direct the Staff to the following language in the Preliminary Note to Rule 145: “The thrust of the rule is that [a sale] occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security” (emphasis added). We believe this language indicates that the purpose, or “thrust,” of Rule 145 is ensure that, for example, the securities to be received in a merger by target shareholders to whom a plan or agreement of merger is submitted for adoption or approval, are duly registered pursuant to an effective registration statement under the Securities Act. We respectfully advise the Staff that (1) the holders of BPW warrants have no rights under the Merger Agreement as third-party beneficiaries thereof or otherwise, (2) the board of directors of BPW has no authority under the DGCL to take into account the interests of the BPW warrantholders in determining actions relative to the Merger Agreement or the related transactions, as such BPW warrantholders are owed no fiduciary duties by the board of directors of BPW under the DGCL, and (3) accordingly, BPW warrantholders have not been asked to adopt or approve the Merger Agreement or the Talbots merger. Moreover, as discussed above, none of the DGCL, the certificate of incorporation or bylaws of BPW, or the Warrant Agreement or any other “similar controlling instrument” provides the BPW warrantholders a right of consent with respect to the Talbots merger.
          Finally, we would distinguish the position of warrantholders such as those in this case, who have no legal right or entitlement to pass upon the merger plan or agreement, from common stockholders or other security holders that are legally entitled to pass upon such a transaction. This latter category of security holders were, prior to the adoption of Rule 145, asked to accept, without the benefit of Securities Act registration, a security the very issuance of which could not occur (as a matter of law or contractual right of the security holder) without their passing upon the transaction. Generally speaking, in these cases there was no scenario where a majority (or other applicable amount) of the class of securities could take no action and where the acquirer’s security could still be issued to them nonetheless. In the Adopting Release (SEC Release No. 33-5316 (October 6, 1972), 37 Fed Reg. 23631) (the “Adopting Release”) for Rule 145 and the related rescission of Rule 133 under the Securities Act, the Staff noted that the transactions to which the rule revisions were directed did not:
occur solely by operation of law without the element of individual stockholder volition...The corporate action...is derived from the individual consent given by each stockholder in voting on a proposal to merge or consolidate a business...The corporate action in these circumstances, therefore, is not some type of independent fiat, but is only the aggregate effect of the voluntary decisions made by the individual stockholders to accept or reject the exchange.
By comparison, as noted above, if Talbots in its independent judgment determines to waive the minimum participation condition, no action would be required of any BPW warrantholders (whether in connection with the registered exchange offer or otherwise) and the Talbots merger could be completed in any case. The situation presented by the BPW warrantholders in the instant case seems to be the related securities that would be affected by a transaction but would not have a legal right to pass upon such transaction, which were apparently the focus of the Staff’s revision to Rule 145(a)(2) to add the phrase “held by such securityholders” thereto. In describing this change in the Adopting Release, the Staff noted “[t]his revision is designed to clarify that in a transaction of the character described in Rule 145(a), an offer occurs under the rule only as to securityholders who are entitled to vote or consent to the matter...” (emphasis added). As noted above, to the extent BPW warrantholders are making a decision in connection with the proposed Talbots merger, they are not in any way entitled to do so by any right under law or contract, and are only acting as a result of Talbot’s conducting the registered exchange offer, the minimum participation condition of which may be waived by Talbots in its discretion.
3.	The registration statement on Form S-4 filed with respect to the merger (File No. 333-163955) purports to register the offer and sale of shares of Talbots common stock to BPW warrant holders who do not elect to participate in the registered exchange offer and instead retain their BPW warrants. Please tell us how this registration statement can relate to those underlying shares, given that the terms of the BPW warrants will be materially modified prior to the conversion into Talbots’ warrants or exercise.
          In response to the Staff’s comment, we respectfully submit that the terms of the BPW warrants have not yet been modified and will not be modified in any respect unless the consent solicitation is approved by BPW warrantholders holding the requisite amount of BPW warrants. As described in our previous responses, the merger is not conditioned on whether the amendments to the BPW warrants proposed by consent solicitation become effective. If the conditions to the Talbots merger are satisfied, the merger will be consummated regardless of whether the consent solicitation is successful. Moreover, the consent solicitation is not conditioned on either the merger or the registered exchange offer and, as such, if the required BPW warrantholder consents are obtained, BPW intends promptly to cause the proposed warrant amendments to become effective regardless of whether the merger and/or the registered exchange offer have been, or will be, completed.
          BPW does not believe that the proposed warrant amendments should affect the registration of the common shares underlying the BPW warrants because there will be no resulting effect on common shares underlying the BPW warrants (either with respect to the rights or other terms governing such common shares or the number of shares issuable upon the exercise of the BPW warrants, or the exercise price related thereto). The only changes to the unexchanged BPW warrants that may result from the consent solicitation are the timing of the exercisability and the deletion or modification of certain anti-dilution provisions currently applicable to the warrants. By virtue of the timing of the consent solicitation relative to the filing and effectiveness of the registration statement (File No. 333-163955), these limited possible modifications to the terms of the unexchanged BPW Warrants were not set forth in such registration statement; however, as noted

in the response to Comment #4, below, promptly following the filing of a definitive proxy statement in respect of the consent solicitation, BPW will file a Current Report on Form 8-K, and BPW understands that Talbots also intends to file at such time a Current Report on Form 8-K, in each case describing the consent solicitation and its current terms, including the proposed changes to the terms of the unexchanged BPW Warrants. Each of these Forms 8-K, and the disclosure contained therein, would be incorporated by reference into such registration statement, and as a result the operative modified terms of the warrants would be described in full therein.
          Notwithstanding the foregoing, in the event that the BPW warrantholders consent to the changes contemplated by the consent solicitation, BPW understands that Talbots intends to file a prospectus supplement related to such registration statement (File No. 333-163955) to supplement the disclosure relative to the modifications to the unexchanged BPW warrants, prior to the time such unexchanged BPW warrants become exercisable. In any event, such prospectus supplement would be filed prior to the exercise of any unexchanged BPW warrants and the resulting issuance of Talbots common stock in exchange therefor.
4.	Please tell us your analysis as to whether any of the recent material changes in the structure of the merger and/or the terms of the consent solicitation should be reflected through amendments or other manner with respect to the registration statements relating to the merger and the registered exchange offer, respectively.
          In response to the Staff’s comment, we respectfully advise the Staff that, in light of the ongoing conversations and correspondence with the Staff, BPW and Talbots have not yet executed the contemplated merger agreement amendment relating to the second-step subsidiary Merger. When BPW and Talbots execute the amendment, which the parties intend to take place prior to the filing of a definitive proxy statement in respect of the consent solicitation, each of BPW and, to our knowledge, Talbots intends promptly to file a Current Report on Form 8-K, including such amendment as an exhibit thereto and describing its terms, which Forms 8-K would be incorporated by reference into the registration statements on Form S-4 filed by Talbots relating to the merger and the registered exchange offer (the “Registration Statements”).
          Furthermore, we respectfully advise the staff that the Amendment does not materially change the structure of the merger, and the second-step merger contemplated by the proposed amendment has no impact whatsoever on the rights of or consideration to BPW stockholders. No approvals of BPW or Talbots stockholders would be required to effect the transaction contemplated by the amendment. Talbots would be free to merge BPW, its then wholly-owned subsidiary, with and into Talbots following the effective time of the Talbots merger. Other than the contemplated amendment, we respectfully advise the Staff that there are no other recent changes (or contemplated changes) to the structure of the merger of which BPW is aware.
          With respect to the terms of the consent solicitation, promptly following the filing of a definitive proxy statement in respect of the consent solicitation, BPW will file a Current Report on Form 8-K describing therein the current terms of the consent solicitation and BPW understands that Talbots also intends to file at that time a Current Report on Form 8-K describing the consent solicitation and its current terms. Each of these Forms 8-K, and the disclosure contained therein, would be incorporated by reference into the Registration Statements. Additionally, the terms of the consent solicitation do not modify the terms or conditions, material or otherwise, of the merger or the registered exchange offer as set forth in the Registration Statements, as the consent solicitation is not conditioned on either the merger or the registered exchange offer and neither the merger nor the registered exchange offer is conditioned on the consent solicitation. As a result, if the conditions to the merger and the registered exchange offer are satisfied, BPW intends to (and it is our understanding that Talbots intends to) consummate such transactions regardless of whether the consent solicitation is successful, and if the required BPW warrantholder consents are obtained, BPW intends promptly to cause the proposed warrant amendments to become effective, regardless of whether the merger and/or the registered exchange offer have been, or will be, completed.
*     *     *     *
          In providing the above responses, and in response to the Staff’s request, we have been authorized to, and do hereby acknowledge on behalf of BPW that:
•	BPW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BPW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or Edward J. Lee at (212) 403-1155.
          We thank the Staff in advance for its assistance.

Sincerely,

Matthew M. Guest

Enclosures
cc:	Gary S. Barancik, BPW Acquisition Corp. Bruce Mendelsohn, Esq., Akin Gump Strauss Hauer & Feld LLP Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP